1 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Filed by Cascade Bancorp Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Cascade Bancorp (Commission File No. 000-23322) THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp EVENT DATE/TIME: NOVEMBER 18, 2016 / 05:00PM GMT

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. C O R P O R A T E P A R T I C I P A N T S Kenzie Lawson First Interstate Bancsystem, Inc. - IR Kevin Riley First Interstate Bancsystem, Inc. - President & CEO Marcy Mutch First Interstate Bancsystem, Inc. - CFO Terry Zink Bank of the Cascades - CEO Chip Reeves Bank of the Cascades - President & COO C O N F E R E N C E C A L L P A R T I C I P A N T S Jared Shaw Wells Fargo Securities, LLC - Analyst Matt Forgotson Sandler O'Neill & Partners - Analyst Matthew Clark Piper Jaffray & Co. - Analyst Jeff Rulis D.A. Davidson & Co. - Analyst Jacqui Boland Keefe, Bruyette & Woods, Inc. - Analyst Tim Coffey FIG Partners, LLC - Analyst P R E S E N T A T I O N Operator Good afternoon and welcome to the First Interstate BancSystem conference and webcast to discuss expansion into the northwest. All participants will be in listen-only mode. (Operator Instructions) Please note, this event is being recorded. I would now like to turn the call over to over to Kenzie Lawson. Please go ahead. Kenzie Lawson - First Interstate Bancsystem, Inc. - IR Thank you, Gary. Good morning and thank you for joining us today to discuss First Interstate's merger with Cascade Bancorp that was announced yesterday afternoon. We hope you have had a chance to review our press release that was posted on our website at www.FIBK.com. In addition, we also published an investor presentation yesterday afternoon to our website that we are currently webcasting and will reference on this call. Before we begin, I would like to direct all listeners to the cautionary note regarding forward-looking statements included on the second and third pages of the presentation. We do not intend to correct or update any of the forward-looking statements made today, and investors are urged to read the proxy statement and other relevant materials related to the merger when they become available as they will contain important information about Cascade, First Interstate, and the merger. Joining us from management this morning are Kevin Riley, our President and Chief Executive Officer, as well as Marcy Mutch, our Chief Financial Officer. Also joining us from Cascade are Terry Zink, Chief Executive Officer, Chip Reeves, President and Chief Operating Officer, as well as Greg Newton, Chief Financial Officer. Kevin, I will turn the call over to you. Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Thank you, Kenzie. Thank you to everyone for joining us on this important call. I am thrilled that Terry, Chip and Greg are here with us today. The Cascade management team has carried themselves with class and integrity since we started the process of getting to know one another over the past six months. We have met many of the very talented employees at Cascade, and are excited about the opportunity to partner with them. If you're following along with the slide deck, I'm going to get started on slide number 4. But before we discuss the transaction, I want to take a couple of minutes to set the context for the deal we announced yesterday. Over the past couple years we have been focused on putting a foundation in place that will allow us to support a transformational deal that would significantly increases the scale, profitability and future growth opportunities for our Company. We recognize the areas that we needed to invest in to enable us to effectively manage our growth as we evolve from a local community bank today to a larger regional community bank with a broad, multi-state footprint. With those of you that have been following First Interstate for a while, you've heard us speak often about our focus on people, processes and technology. This has been our mantra as we have built this foundation, and I want to quickly remind everyone of some of the key actions we've taken. First, our people. We made a number of enhancements to our Senior Management team by bringing in experienced banking professionals with successful track records from larger institutions. Just to highlight a few of the additions we made -- our Chief Credit Officer, Steve Yose, was head of Credit Administration for the Northwest and Rocky Mountain regions for KeyBank. Our General Counsel, Kurt Jensen, came to us from a major law firm in Washington, DC where he focused on bank regulatory and compliance matters. Our Chief Banking Officer, Bill Gottwals, came to us from US Bank, where he oversaw the Montana and northern Wyoming markets. And our Head of Human Resources, Mike Cherwin, was previously with Wintrust and helped build their HR department when they were a $2 billion institution to a $25 billion institution. Additionally, we have spent time over the last two years developing some of our internal talented employees who are now key members of our Executive team, like: Marcy Mutch, our Chief Financial Officer; Kevin Guenther, our Chief Information Officer; Phil Gaglia, our Enterprise Risk Management Officer; Maria Valandra, our Chief Synergy Officer; Patricia Smith, our Head of Wealth Management and our Client Experience Program; as well as Lee Groom, our Head of Customer Specialties, where he oversees mortgage lending, indirect lending, and card services. And with this acquisition we are excited to welcome Chip Reeves to the First Interstate executive team. As we mentioned earlier, Chip is President and Chief Operating Officer of Cascade and has overseen all banking operations across their footprint. Chip came to Cascade from Fifth Third, where he was President of the Chicago affiliate, overseeing all lines of businesses. Chip will continue to oversee the current Cascade footprint, which will be helpful in facilitating a smooth integration. Next, let's talk about processes. We've developed a robust M&A capability that has enabled us to acquire and successfully integrate three banks in the past three years. We've recently established a risk committee at the Board level, and further developed our enterprise-wide risk management processes. We've added new talent to our mortgage area and have improved processes in that line of business. And since Steve Yose joined us earlier this year, he has seen overseen a number of enhancements to our client -- our credit administration policies and procedures that have brought us more in line with the best practices of larger banks. And lastly technology -- we've made a number of investments designed to enhance our overall efficiencies in the organization and improve our scalability. This initiative has hit full stride over the past couple months as we rolled out a new digital banking platform to all of our customers and implemented a number of enhancements to the systems we use -- from our general ledger and accounts payable and our financial reporting system, to our human resources management system. And finally, we've been very thoughtful from a capital management standpoint, utilizing all of the tools in our toolbox -- organic growth, dividends, buybacks, and acquisitions to enhance our returns to our shareholders. At the same time, we've maintained sufficient capital to enable us to act upon this type of attractive, transformational deal. The takeaway from all of this is that we've been preparing the Company for a very long time, not just to execute on a deal like this, but to also effectively manage the growth that results from it. We are very excited to have found in Cascade what we think is an ideal partner to move our growth strategy forward. Notably, the combination resulted in a banking Company over $12 billion in assets. Please keep in mind that all the metrics we announce today are fully loaded with the increased regulatory burden that occurs when crossing over $10 billion in assets. Next, I want to emphasize that our due diligence has been robust. Overall, we have found Cascade to have a strong risk management culture, including favorable credit quality and a beneficial interest rate sensitivity profile. Strategically, there are many complementary characteristics between our franchises that will result in a low-risk transaction with very good prospects for benefiting shareholders, customers and employees. Our infrastructure is ready for today's transformational opportunity with Cascade.

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. We expect to complete the transaction in mid-2017, with the system integration shortly thereafter. This partnership will position us to be one of the strongest regional banks in the Mountain West and Pacific Northwest states. Moving to slide 6, let me tell you more about Cascade. Cascade is a $3.2 billion asset bank holding company based in Bend, Oregon. Over its 40-year history, Cascade has grown to 50 branches in Oregon, Idaho and Washington, including business banking centers in Portland and Seattle. Cascade has focused on relationship-oriented community banking with a focus on gathering low-cost deposits and making high-quality commercial and consumer loans. One of the great things about Cascade is that it looks so much like First Interstate, yet operates in a footprint with additional growth opportunities. Cascade is the largest bank operating in Bend, and the largest community bank operating in Boise. These are two cities that we've spent considerable time studying, and we foresee excellent opportunities in both of these markets. Bend has been identified as a top small city for business and careers, primarily related to the educated workforce and high quality of living. Cascade's dominant position in Bend is anchored by its very strong deposit franchise, which we expect will continue to be a stable, low-cost funding base in years ahead. As you all know, this is very similar to the positions for us, as we already have number one market share in many of our markets in Montana and Wyoming that provide a similar strong deposit base. We also like the Boise market a lot. We have considered how to expand into this market for some time, and as the third-largest metropolitan area in the Pacific Northwest, Boise has an excellent growth opportunity ahead, stemming from its focus on technology, agribusiness and manufacturing. Cascade also has branches in many smaller cities throughout Oregon, Idaho, and Washington, which complement their existing branch network. We look forward to reinforcing all the good work that Cascade has been doing as a leader in these communities. Cascade has a relatively new presence in Seattle and Portland. Seattle and Portland are among the fastest growing metropolitan markets in the US, and Cascade is just beginning to realize their potential in these markets. We expect to continue to benefit from the strong growth and economic base in these large metropolitan markets. Since this was the part of the country that Steve Yose oversaw while in Credit Administration for KeyBank, we are very familiar with the customers and the key players in this market. We also feel very good about our understanding of the credit environment in these larger metropolitan areas. On a combined basis, and as measured by deposits we will become the third largest bank headquartered in our six-state footprint and have a presence in all the largest markets of the Pacific Northwest and Northern Mountain West. We see meaningful connectivity between our existing markets and the Cascade markets, including commerce and tourism. Although we have not captured this synergy in our financial analysis, we believe this is one of the elements that will enhance our combined organizations. Cascade's loan portfolio and deposit mix looks a lot like our own, and as you'll see on the bottom right of page 5, this stems from the high quality of their commercial and CRE relationships, which comprise over 60% of their loan portfolio. Additionally, 35% of their deposits are non-interest-bearing. We believe that we can greatly improve on Cascade's historical profitability by leveraging First Interstate's existing infrastructure and product sets across the Cascade footprint. Cascade's markets are among the fastest growing in the nation. Its organic loan and revenue growth reflects the underlying economic vitality of these Northwest states. Their recent acquisition has enhanced the franchise value, but 2016 earnings have been held back by their lack of scale coupled with one-time merger and acquisitions cost. Turning to slide 7, as I mentioned earlier, Cascade looks a lot like First Interstate. You can see on the map that one of the defining characteristics of both of our franchises is the historic focus on smaller markets. The key to their franchise is the strong position that Cascade has in Bend and Boise, which comprise over 55% of their deposits, along with other smaller markets that bring stability in their funding profile. This complements our strategic goal to focus on larger market share in community bank locales for optimum branch network profitability. Over the next five years, population growth in Bend and Boise is projected to be over double the national average, and household income growth is also projected to significantly exceed the national average. With Cascade's strong position in these markets, we will be able to benefit from these trends. In addition, the strong demographic outlook for Cascade's markets raises the overall expectation of population and household income growth across our enlarged footprint. Opportunities in Seattle and Portland also complement this footprint.

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Moving to slide 8, due to the strength of Cascade's markets and its expansion into larger metropolitan areas, Cascade has been able to organically grow its loan portfolio 16% annualized over the past four quarters and even more so, when you consider their recent acquisition of Prime Pacific Financial. Cascade is a strong commercial lender and has been the largest SBA lender in Bend, and the fourth largest in Boise. We think another strong attribute of the combination is that it diversifies First Interstate geographically as well as by loan type. For example, on the loan side, this transaction reduces our consumer contribution by 4% and increases our CRE contribution by 4%. Our pro forma ratio of investor commercial real estate, multifamily loans and construction loans to total capital is expected to be approximately 180%, below the 300% regulatory guidance for increased monitoring, which provides us room for additional growth. We also see advantages in Cascade's interest rate profile, with 44% of their loan portfolio repricing by the end of 2017 as compared to 50% of our portfolio that reprices within the next 12 months. When combined with our strong deposit base and short term duration of our investment portfolio, this should drive a natural asset sensitivity for our balance sheet. Cascade's loan portfolio is very clean, and Cascade has not taken any loan loss provision since the second quarter of 2013. It's worth noting that Cascade did have elevated losses during the crisis, largely related to being overexposed to the construction lending and some other markets. The real estate recovery in Cascade's markets and the strong workout team have resolved nearly all the legacy credit issues, and we expect the Cascade portfolio to perform well. Now looking at slide number 9, similar to First Interstate, Cascade focuses first on deposit relationships, resulting in a 9 basis point cost of funds, which is one-third the cost of our peers. The composition of their deposits is remarkably similar to our own, and when combined, our cost of deposits will be approximately 15 basis points, one of the lowest among our peer group. Just like with First Interstate, Cascade has a strong base of core deposits and these deposits will be a source of funding as we seek to organically grow loans as a result of the strong growth opportunity across our footprint. We expect this growth will raise our loans to deposit ratio and support our net interest margin. At this point, I want to ask Marcy to review the financial details of the transaction. Marcy. Marcy Mutch - First Interstate Bancsystem, Inc. - CFO Thanks, Kevin. I'm going to start on slide 10 with a summary of the deal terms. This transaction is structured as a cash and stock merger with each share of Cascade being exchanged for $1.91 in cash and 0.14864 shares of Class A common stock of First Interstate. Based on Wednesday's closing price of $38.30 per First Interstate share, this implies a value to Cascade shareholders of $7.60 per share and an aggregate value of $589 million, including restricted stock awards as well as options and restricted stock units that will be cashed out at closing. We've already discussed how this transaction is strategically compelling for First Interstate but is also financially attractive. The implied price of $7.60 per Cascade share is 21.15 times Cascade's September 30 tangible book value per share, and 12.9 times Cascade's 2017 earnings, including our estimate of fully phased-in cost savings. This is a big part of the strong earnings accretion that this transaction will generate. It is notable that when we first established the basis for our exchange ratio, the implied price was 1.9 times Cascade's tangible book value per share, but due to the recent appreciation in our stock price, this multiple has increased. Based on this exchange ratio, Cascade shareholders will be issued 11.3 million Class A shares of First Interstate at closing, which is equivalent to 20% ownership of First Interstate at closing. This increase in the number of Class A shares will result in First Interstate Class B shareholders owning 42% of the Company, down from today's 52% share. Our Board of Directors will add two Board members from Cascade -- this will help us maintain continuity in the Cascade markets. The transaction is expected to close in mid-2017, subject to customary regulatory approvals. Due to the large insider ownership of Cascade, a majority of the Cascade shareholders have already entered into a voting agreement to vote in favor of the transaction. All members of our Board have also signed voting agreements to vote in favor of the transaction. Turning to slide 11, the earnings from Cascade, once fully integrated, will be a powerful addition to our franchise and we believe the transaction will increase our earnings per share by 10% per year once cost savings are fully realized. In 2018, we expect earnings per share accretion will be a little lower, due to the loss of interchange revenue that will occur once we cross over the $10 billion regulatory threshold. So we project about an 8.5% accretion in that year. In the event regulatory relief includes Durbin amendment changes, obviously our absolute earnings-per- share as well as our deal accretion metrics would markedly benefit.

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. The initial tangible book value dilution at closing will be 8.8%, which will be earned back over five years using a crossover method. A key financial assumption is that we've identified $24.7 million of cost savings resulting from this transaction, which approximates 28% of Cascade's run rate expenses. Because Cascade is a market expansion opportunity, cost savings are a lower percentage than in First Interstate's prior deals. As Kevin mentioned, it is strategically important that this expansion will diversify our footprint into strong growth markets in the Northwest. With this expansion, we plan to retain all branches and virtually all production-related human resources, which we view as the foundation of a strong community bank. On the flip side, and as you would expect, the majority of the projected savings are found in overhead and duplicative back-office activities. The savings we identified in due diligence are comfortably realizable as a result of the investments we've already made in our infrastructure -- including streamlining and centralizing our processes, and pursuing the technology enhancements that Kevin mentioned earlier. As a reminder, we've been able to achieve or exceed announced cost savings expectations on each of the last three acquisitions, and we believe that targeted cost savings with Cascade will be realized within six months after closing. As I just mentioned, a portion of these savings will be in personnel, and to the extent that some individuals do not become part of our combined Company, we will provide them with a generous severance package along with outplacement services to assist in finding future employment. We've also identified restructuring costs and fair value adjustments to Cascade's balance sheet at closing, which we've incorporated into our estimate of the tangible book value impact of the transaction. Some of these estimates will also accrete back to our income over time. Our total assets will be over $12 billion at closing. As I mentioned earlier, our financial impact analysis includes the full impact of crossing over the $10 billion threshold. This additional scale will help us offset the cost and revenue loss impact of crossing the $10 billion in assets, which includes an acceleration of the impact of the Durbin amendment, which will reduce our combined debit interchange income by $11.5 million on a pro forma basis. Moving to slide 12, First Interstate is already a high-performing bank, and this transaction further solidifies our strong profitability. Our operating metrics after fully integrating the transaction will be better than our standalone metrics, with our efficiency ratio expected to fall 260 to 330 basis points, our return on average tangible assets to increase by 2 to 4 basis points, and our return on average tangible common equity to increase 150 to 220 basis points, as measured against our September 30, 2016 financial results. Equally important, the strong deposit franchise of Cascade, and favorable demographic outlook, position us even better for the future. Looking at slide 13, the management of both Companies have considered this combination for a while, and First Interstate has performed extensive due diligence using both internal teams and external vendors, which covered every material facet of Cascade's business. Our team has proven to be very good at performing due diligence, and I'm incredibly thankful to all of them for the focus and commitment through the due diligence process. Our credit diligence reviewed over 75% of Cascade's commercial and commercial real estate loans, including all of their criticized loans over $250,000, and all of their other real estate owned. It's important to highlight that this diligence was led by Steve Yose, our Chief Credit Officer, who we have mentioned earlier, served for approximately 15 years as credit executive overseeing the Pacific Northwest and Rocky Mountain regions for Key. Steve has seen credit in nearly all of Cascade's markets from his prior experience. We have had ample time to conduct our credit review, and deployed a team of our most experienced credit professionals to evaluate and re-underwrite the Cascade portfolio. Our $25 million credit mark represents 1.2% of the gross loan portfolio. Through the course of our diligence, we've been impressed by the great cultural fit between our businesses. We are remarkably similar in our conservative credit cultures, strong values, consistent business practices, and commitment to quality. We believe this stems from the nature of Cascade's strong presence in smaller markets, and the commitment to community and relationship banking models that we both embrace. This similarity in cultures is an added benefit that we believe reduces our execution risk in the transaction. The last thing I'd like to point out related to our diligence, is that from the earliest days of evaluating this transaction we have been conservative in our expectation of Cascade's earnings relative to what is possible. We continue to believe that our expectations are conservative and are excited about the future of our combined organization. At this point we would like to have Terry to say a few words about the transaction. Terry. Terry Zink - Bank of the Cascades - CEO

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Thanks, Marcy. As Kevin and Marcy have discussed, this transaction hits all the criteria that you look for in a transformational deal. It makes sense strategically, it makes sense financially, and it makes sense culturally. From the perspective of Cascade, we feel very confident that this combination will be good for all of our stakeholders. Certainly customers will benefit from the broader capabilities of First Interstate, but at the core and because of the similar approach that First Interstate and Cascade have, we will be very much a community bank deeply invested in our customer relationship and always working in the best interest of the people that are our friends and neighbors. As transformational deals go, this one stands out as a combination where both organizations will stay largely intact. There are meaningful levels of cost savings, but those can be achieved without touching the branch network or any customers facing employees. In fact, First Interstate made it clear to us that one of the reasons they were interested in this combination was due to their respect and appreciation for the level of experienced banking talent that we have in the Cascade organization. We are very happy that by being a part of a larger bank, our employees will have a better opportunity to advance their careers in banking. I've had a chance to get to know Kevin and Marcy and other members of First Interstate team very well, and I am very impressed with the similarities between our two organizations. Ultimately, I believe that the shared cultural values and similar approach to community banking will make for a very smooth integration and help us achieve the synergies that will result in a high performing bank that all of us can be proud of. Now I'd like to turn the call back over to Kevin. Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Thanks, Terry. I'll wrap up with slide number 14, with a brief summary. As I hope you can see, I hope you can tell, we are excited about announcing this transformational event in the history of our Company, and believe it strengthens the foundation of First Interstate and our outlook for the future. It's a combination that is strategically, financially, and culturally compelling. First Interstate's vision is to be a premier financial service provider in the communities we serve, and our company values support that vision. Culturally, our combined organization also supports this vision. We both recognize the importance of the value chain, which is that engaged employees result in satisfied customers and a vibrant community. All these lead to increased returns to our shareholders. We will be the third largest community bank headquartered in our six-state footprint, while remaining committed to the relationship banking model that is the foundation of both First Interstate and Cascade. Besides that, Cascade provides positive operating leverage and attractive financial metrics that benefit from both people, processes and technologies that we've been investing in for several years. Their markets enhance our growth profile, and play to our strengths while diversifying our balance sheet. Lastly, this transaction helped us overcome the hurdle of crossing $10 billion in assets threshold. As we look ahead to the integration of our Companies post-closing, it is our shared belief that is important to support the communities in which we work, live, and play, that will make this combination successful. Our very foundation is rooted in our identity as a community bank. We look forward to welcoming the Cascade employees into the First Interstate family over the next several months, and working together to complete this merger with a common goal of building the strongest bank in our region. Operator, you can open up for questions. Q U E S T I O N A N D A N S W E R Operator (Operator Instructions) Jared Shaw, Wells Fargo Securities Jared Shaw - Wells Fargo Securities, LLC - Analyst

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. There's a couple questions here -- on the cost savings, are those, is that when you're looking at the franchise now being over $10 billion net, we should be able to see those cost saves? Are those just the straight cost saves from integrating the operations? And then there could be some additional expenses as a result of going over $10 billion that we should be factoring in for the core franchise? I know you broke out the revenue impact of Durbin, but what about on the expense side of what we should be expecting, looking at DFAST and things like that? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO With regards to cost savings, those are directly the combined company. Additional costs regarding going over $10 billion, we have already borne most of those costs as a standalone institution, and those are already in our forecast going forward. So we don't perceive any additional costs because we are planning taking care of those costs in our forecast of First Interstate standalone. Marcy Mutch - First Interstate Bancsystem, Inc. - CFO We did factor into this, Jared, the FDIC surcharge, which is about $1.7 million annually, but it terminates at the end of 2018. Jared Shaw - Wells Fargo Securities, LLC - Analyst Okay, and that is factored into your earn-back period estimates? Marcy Mutch - First Interstate Bancsystem, Inc. - CFO It is. Jared Shaw - Wells Fargo Securities, LLC - Analyst Okay. And then looking at the credit mark, the right way to look at this -- basically the credit mark equals the reserves, and there's no, nothing additional beyond that? Marcy Mutch - First Interstate Bancsystem, Inc. - CFO There is an additional interest rate marke, about $8.5 million. Jared Shaw - Wells Fargo Securities, LLC - Analyst But just from the credit side, it's just taking a reserve? Marcy Mutch - First Interstate Bancsystem, Inc. - CFO That's right. Jared Shaw - Wells Fargo Securities, LLC - Analyst Okay. And then on our model here, we're trying to reconcile everything -- can you, what's at this point the dollar amount of goodwill in addition to the CDI that we should be looking at? Marcy Mutch - First Interstate Bancsystem, Inc. - CFO

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Goodwill is about $274 million and the CDI is $41 million. Jared Shaw - Wells Fargo Securities, LLC - Analyst Okay, great. Thanks, I guess my final question -- in the new markets, are you going to keep the Cascade name? Or will we be expecting to see First Interstate as the primary marketing name? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Cascade has a very strong brand. We are working with Wells to acquire the rights to our name, but if we have to use Cascade, we'll use it. We plan to use Cascade right now, but we are hoping that we will acquire the First Interstate name before this acquisition closes. Jared Shaw - Wells Fargo Securities, LLC - Analyst Okay great. Thanks, that's all I had. Operator Matt Forgotson, Sandler O'Neill & Partners Matt Forgotson - Sandler O'Neill & Partners - Analyst Hi, good morning. Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Good morning, Matt. Matt Forgotson - Sandler O'Neill & Partners - Analyst Just tightening up a little bit here on the earnings accretion expectation. You're saying 8% accretive to 2018? Are you using the street 2018 EPS estimate of $2.45 as the base? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO For us, yes. Matt Forgotson - Sandler O'Neill & Partners - Analyst Yes. Okay, just to be clear, all else equal, you're penciling in roughly $0.20 of accretion from the transaction in 2018? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Yes.

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Matt Forgotson - Sandler O'Neill & Partners - Analyst Okay. What's the tax rate that you're using for the pro forma Company? Marcy Mutch - First Interstate Bancsystem, Inc. - CFO 35% Matt Forgotson - Sandler O'Neill & Partners - Analyst Okay, thank you. And then lastly, I'm penciling your pro forma TC ratio at close at about 7.5% -- just trying to get a sense of capacity for further acquisitions, between now and then? Or should we expect a pause until capital replenishes? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Ours is a little bit higher, I think it's like 7.65%. But you're pretty close with your calculation, Matt. Right now we have to focus on this acquisition and integrating it to make sure that we get everything we need to make it right. But we believe our capital levels, the tangible common equity as well as our total risk-based capital, to get back to a nice level within 12 to 18 months since acquisition. So we'll look at what we can do but as you know, this was a lot of cash deal, if we did an all-stock deal that would actually be accretive to probably our tangible book as well as our capital ratios. Matt Forgotson - Sandler O'Neill & Partners - Analyst Okay, thank you very much. Operator Matthew Clark, Piper Jaffray Matthew Clark - Piper Jaffray & Co. - Analyst Yes, good morning. Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Good morning, Matt. Matthew Clark - Piper Jaffray & Co. - Analyst Just on the core run rate of expenses that you're using for Cascade, and I think you had a little bit of noise in the third quarter, just curious what you're using on a dollar basis? Marcy Mutch - First Interstate Bancsystem, Inc. - CFO Using a little over $87 million for the year.

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Matthew Clark - Piper Jaffray & Co. - Analyst $87 million? Marcy Mutch - First Interstate Bancsystem, Inc. - CFO Yes. Matthew Clark - Piper Jaffray & Co. - Analyst And okay, how should we think about the growth, the underlying growth rate for the Cascade franchise? I would think it would be able to grow at a faster pace than legacy First Interstate? Just curious how we should think about the growth prospects there? Marcy Mutch - First Interstate Bancsystem, Inc. - CFO We look at 8% to 9% within their footprint, and overall pro forma at about 5.5% Matthew Clark - Piper Jaffray & Co. - Analyst Got it, okay, and then thinking through the fee -elated products that Cascade has, are there any products that they have that you might rollout across your own footprint? Marcy Mutch - First Interstate Bancsystem, Inc. - CFO We haven't built any of that into the model. Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO They don't have any really unique products. Actually, we have probably some things we can roll into their markets that they don't have, but we didn't add any of those actual improvements into our forecasting. Matthew Clark - Piper Jaffray & Co. - Analyst Okay, understood, thanks. Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO You bet. Operator Jeff Rulis, DA Davidson Jeff Rulis - D.A. Davidson & Co. - Analyst

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Thanks, good morning. On the operating markets, you touched a little on Seattle and Portland, and I know that had been a big expansion focus for Cascade. Maybe add a little more color about your intention in those markets? And then additionally, looks like the notable hole would be eastern Washington, and that's got some very similar characteristics to the legacy First Interstate markets -- maybe just a quick touch on those three markets, if you could? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO You said eastern Washington -- eastern Washington could be a future expansion. But right now, when we look at Portland and Seattle, Cascade has invested some time and energy in that to grow those markets which are nice markets. But what we don't want to do with regards to First Interstate and Cascade in some of their communities, is to just focus on Portland and Seattle. As you know, they have about $500 million in loans right now in those two markets, and we're going to be an over $12 billion institution. So yes, we will focus a little bit in that area, but we have to focus on maintaining the majority of what we are, we are small business, middle and small middle market lender, and we are a community bank, and we'll focus on that. We will do some growth in those markets, but we're not going to lose the focus on who we are. Jeff Rulis - D.A. Davidson & Co. - Analyst Okay. And then maybe a question on how you came about the consideration mix? Just the thoughts behind the 75% stock versus 25% cash, and the thoughts behind that? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Well part of it is we had some excess capital, so we wanted to utilize some of that to make this thing more attractive to our shareholders. Plus, you know the seller always dictates how much cash they want in a deal, so they really wanted a little more cash in the deal so we were able to comply with that. So that's kind of how, between the two of us, we came up with that split. Jeff Rulis - D.A. Davidson & Co. - Analyst Sure. And then maybe one last one for the folks at Cascade? The process of looking at potential other suitors, with other bidders, and why you think First Interstate the right fit, versus other conversations you had? Terry Zink - Bank of the Cascades - CEO Yes, Jeff, this is Terry. I think that as we talked before at a lot of our investor conferences, one of the things that we look for was something that would be not only a strategic fit but a cultural fit. And when we looked at various opportunities out there, and we had significant conversations with several different organizations, and the one thing that really jumped out at us with First Interstate was the cultural fit. The fact that they run their business very similar to how we run our business. The employee retention factor was a big thing for us, and we genuinely like the management structure that existed at First Interstate and the opportunity to see the legacy that had been built at Cascade to be able to continue on in a very similar fashion. And so I think it was really trying to do what was right for shareholders, and at the same time what would be right for customers and employees and this certainly is the best possible fit. Chip Reeves - Bank of the Cascades - President & COO And Jeff, this is Chip. Just adding on, a couple other business lines that we looked at, some of the other conversations, didn't necessarily expand actually what we'd be able to offer our customers.

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. And with First Interstate and the wealth management group that they have that Cascade's never been able to invest in, and bringing that across our entire footprint is going to be an extreme positive. And it also, as you know, FIBK has a large indirect auto portfolio at the same time, bringing that across our footprint. And none of the other suitors were able to actually bring that to our customer base, so we're excited about it. Jeff Rulis - D.A. Davidson & Co. - Analyst Great, thank you. Operator Jacqui Boland, KBW Jacqui Boland - Keefe, Bruyette & Woods, Inc. - Analyst Hi, good morning everyone. Is it fair to say that based on the 75% expected realization of cost savings in the second half of 2017 that you're looking at more of a 3Q close than a 2Q close? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO We are looking for a Q3 close. Marcy Mutch - First Interstate Bancsystem, Inc. - CFO Early. Early Q3. Jacqui Boland - Keefe, Bruyette & Woods, Inc. - Analyst So then I would guess, based on the six-month timeframe and the success you've had in other transactions with them, just to wrap in integration and cost realization, that its probably fairly early in the 2018, you'd have 100% realization? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO We will have it all done by the end of 2017. Normally, as you know, Jacqui, when we do the system conversion, the day or shortly thereafter, we pretty much do our cost saves -- we finalize them. So we don't carry it on. I would say with the way we scheduled it out, that those actually will be all done before the fourth quarter ends. Jacqui Boland - Keefe, Bruyette & Woods, Inc. - Analyst Okay. I know is very preliminary, but probably an early Q3 close with a 4Q conversion and then we start off 2018 nice and clean? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Yes. Jacqui Boland - Keefe, Bruyette & Woods, Inc. - Analyst Okay. What type of a rate outlook did you look at when you were calculating your accretion?

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Marcy Mutch - First Interstate Bancsystem, Inc. - CFO We left their margin pretty flat through the whole, through our model. I think we have a 25 basis point increase in December projected into their estimates, and we've kind of just left ours. We haven't considered that in our future forecast. Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Really no real rate increases in our forecast. Jacqui Boland - Keefe, Bruyette & Woods, Inc. - Analyst Okay that's helpful, thank you. Last one, more for Cascade management, either Terry or Chip, in the past I knew that some small loan purchases have been part of the liquidity deployment from some of the deposits you brought on earlier in the year, does that, given the change in events, does that still remain part of the strategy or has any of that shifted? Chip Reeves - Bank of the Cascades - President & COO I don't think any of that shifted. Right now we are continuing on the same path, Jacqui, that we've been on. I would say that, as you and I talked before, we had set a limit on where we wanted to hold that (inaudible) portfolio, and we don't plan on growing that any more. We are going to continue to hold that where it is. And so we pretty much deployed the BofA deposits that we got. So I would say that right now, you're not going to see much change in that. But the strategy is still same, just to hold what we have and mitigate any interest rate risk we might have. Jacqui Boland - Keefe, Bruyette & Woods, Inc. - Analyst Okay, thank you, that's helpful. Thank you, everyone. Operator (Operator Instructions) Tim Coffey, FIG Partners Tim Coffey - FIG Partners, LLC - Analyst Good morning everyone. Kevin, Cascade's been making some inroads in investments in lending in Seattle and Portland. With that company under your umbrella, are you more inclined to allow those kind of opportunities or initiatives to mature? Or do you think you will add some more people in those markets? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Well I think we will let it mature, but we're okay if we needed to add. We'd look to Steve Yose to see exactly how we need to capture what we want to capture in those markets. I think there's some great opportunity, but I don't want to turn all our focus to just those two cities. So we will pick and choose how we want to grow in those markets. Tim Coffey - FIG Partners, LLC - Analyst

NOVEMBER 18, 2016 / 05:00PM GMT, FIBK - First Interstate BancSystem Inc Conference Call to Discuss its Definitive Agreement to Acquire Cascade Bancorp 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Okay. And as you look forward, kind of a far-forward question for you, Kevin -- in terms of First Interstate becoming a $15 billion, $20 billion institution, do you think you can accomplish that by just growing through acquisition or organic growth through the Cascade-First Interstate footprint? Or do you think we need to go outside of that? Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Interesting note, your thing about going to $20 billion. So I don't know I've ever said that. But we're going to continue to grow and as I stated many times before, Tim, big is not better. Better is better. So we will continue to monitor how we grow the institution if it's through organic growth and we accomplish what we need to accomplish in regards to the performance, that's great. If we have to enhance that with an acquisition here and there to make it beneficial for our shareholders, we will do that. So our whole thing is that we want to maintain and continue to be a high-performing financial institution, giving our shareholders the returns they expect. So we are going to look at all the opportunities, as I said earlier on. We will look at all the tools in our toolbox. And that could be dividends, and share buybacks, acquisitions, organic growth -- our job is to continue to maintain our high performance, so we will be looking at everything. Tim Coffey - FIG Partners, LLC - Analyst Okay. Those are my questions thank you very much. Operator This concludes our question-and-answer session. I would like to turn the conference back over to Kevin Riley for any closing remarks. Kevin Riley - First Interstate Bancsystem, Inc. - President & CEO Well, we'd like to thank everyone for participating in our call. Please note that this call has been recorded and will be available on our website at www.FIBK.com beginning this afternoon. For those of you who have questions following the call, you're welcome to call or contact Marcy or myself at (406) 255-5312. Otherwise, we look forward to catching up with you over the next few months. Thank you. Operator The conference is now concluded. Thank you for attending today's presentation. You may now disconnect. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward- looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. © 2016 Thomson Reuters. All Rights Reserved.

Cautionary Statement Regarding Forward-Looking Statements This document contains statements regarding the proposed transaction between Cascade Bancorp (the “Company”) and First Interstate BancSystem, Inc. (“FIBK”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of the Company and FIBK. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of the Company, FIBK and the combined corporation, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” “indicates” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed transaction is subject to regulatory approvals, the approval of the stockholders of the Company and FIBK, and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating the Company and FIBK and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the merger may not be obtained on the merger’s proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the U.S. economy in general, and of the local economies in which the surviving corporation will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the combined corporation’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving corporation’s business and operating results. For a more complete list and description of such risks and uncertainties, refer to the Company’s Form 10-K for the year ended December 31, 2015, as amended, FIBK’s Form 10-K for the year ended December 31, 2015, as amended, as well as other filings made by the Company and FIBK with the Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, the Company disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise. Additional Information and Where to Find It The information in this document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FIBK and the Company, FIBK will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of FIBK and the Company that also constitutes a prospectus. FIBK and the Company will deliver the joint proxy statement/prospectus to their respective stockholders. FIBK and the Company urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed merger. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) the Company’s website (www.botc.com) under the heading “About Us” and then under the heading “Investor Relations” and then under the heading “Investor Information” and then under the tab “SEC Filings;” (ii) the Company upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii) FIBK’s website (www.fibk.com) under the heading “SEC Filings”; or (iv) FIBK upon written request to First Interstate BancSystem, Inc., Attn: Marcy Mutch, 401 North 31st Street, Billings, Montana 59101. Participants in Solicitation The Company, FIBK and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning the Company’s participants is set forth in the definitive proxy statement, dated April 13, 2016, for the Company’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning FIBK’s participants is set forth in the definitive proxy statement, dated April 4, 2016, for FIBK’s 2016 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information about the Company’s directors and executive officers and FIBK’s directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from FIBK and the Company using the contact information above.